Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 October 12, 2007

iPath® Dow Jones–AIG Natural Gas Total Return Sub-IndexSM ETN

100% Exposure to the Index / Not Principal Protected

At maturity, you will receive a return equal to the performance of the Dow Jones–AIG Natural Gas Total Return Sub-IndexSM over the period less the investor fee. A more detailed description is available in the Prospectus. The Securities are not principal protected. Your investment in the Securities could decrease in value.

You may obtain a copy of the preliminary pricing supplement dated October 12, 2007, and accompanying prospectus dated August 31, 2007 and prospectus supplement dated September 4, 2007 at:

http://www.sec.gov/Archives/edgar/data/312070/000119312507217603/d424b3.htm.

Issuer	Barclays Bank PLC

Issuer Rating	AA by S&P and Aa1 by Moody’s

Initial Issue Size	$[250,000,000]

Number of Securities	[Five million]

Principal Amount per Security	$50

Inception Date (or Pricing Date)	October 23, 2007

Listing Date	October 24, 2007

Issue/Settlement Date	October 26, 2007

Final Valuation Date	October 15, 2037

Maturity Date	October 22, 2037

Listing	We intend to apply to list the Securities on the NYSE Arca stock exchange under the symbol “GAZ”.

Index	The Dow Jones–AIG Natural Gas Total Return Sub-IndexSM, a sub-index of the Dow Jones-AIG Commodity IndexSM, calculated by Dow Jones & Company, Inc. in conjunction with AIG Financial Products Corp. (the “Index Sponsors”). The Index is reported on Bloomberg under the ticker symbol: DJAINGTR

Early Redemption Provision	Subject to notification requirements, you will have the right to redeem a minimum of 50,000 Securities on any redemption date for an amount of cash equal to (1) the principal amount of your Securities times (2) the index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date.

Valuation Dates	Each business day from October 24, 2007 to October 15, 2037 inclusive or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Redemption Dates	The third business day following each valuation date (other than the final valuation date).

Payment at Maturity	If you hold your securities to maturity, you will receive a cash payment at maturity equal to (1) the principal amount of your Securities times (2) the index factor on the final valuation date minus (3) the investor fee on the final valuation date.

Index Factor	The index factor on any given day will be equal to the closing value of the index on that day divided by the Initial Index Level.

Initial Index Level	The closing value of the Index on the Inception Date.

Investor Fee	The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to (1) 0.75% times (2) the principal amount of your Securities times (3) the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by (4) 365.

Trading Day	A trading day is a day on which (i) the value of the Index is published by AIG-FP and Dow Jones, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the market on which the futures contract underlying the Index is traded, in each case as determined by the calculation agent in its sole discretion.

Settlement	DTC, Book entry, Transferable

Trustee and Paying Agent	Bank of New York

Cusip Number	06739H 644

ISIN	US06739H6449

Periodic Interest	None

Business Days	London and New York

Business Day Convention	Modified Following

Calculation Agent	Barclays Bank PLC

Patent Pending

Disclaimers

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

This material is not a confirmation of a transaction. We are willing to discuss it with you on the assumption that you have sufficient knowledge, experience and professional advice to understand and make your own independent evaluation of the merits and risks of the proposed structures. This should not be viewed as investment, tax, accounting or other advice. If applicable this material may be subject to completion or change by subsequent term sheets or other summaries of terms and conditions.

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved. All information, terms and pricing set forth herein reflect our judgment at the date and time hereof and if applicable, subject to change by subsequent term sheets or other summaries of terms and conditions.

In the event that Barclays were to enter into a transaction with you, Barclays will not do so as your fiduciary or advisor. Barclays will generally conduct its business without regard to the consequences of such conduct (adverse or otherwise) to you. Barclays, or any of its affiliates may from time to time act as manager, co-manager or underwriter of a public offering or otherwise, in the capacity of principal or agent, deal in, hold or act as market makers or advisors, brokers or commercial and/or investment bankers in relation to the securities or related derivatives that are discussed herein.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility, and may bear unique risks specific to such commodity or sector. The current “spot” prices of the underlying physical commodities may also affect, in a volatile an inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of the Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on natural gas, which is a source of energy, may be subject to a number of additional factors specific to energy sources that might cause price volatility. These include changes in the level of industrial and commercial activity with high levels of energy demand; disruptions in the supply chain or in the production or supply of other energy sources; price changes in alternative sources of energy; adjustments to inventory; variations in production and shipping costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

“Dow Jones®”, “AIG®”, “Dow-Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM” and “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones-AIG Natural Gas Total Return Sub IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 5590-iP- 0607